April 14, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Benjamin Richie
Jane Park

RE:	Emo Capital, Corp. (the “Company”)
Amendment No. 4 to Registration Statement on Form 10-12G/A
Filed April 14, 2023
File No. 000-54291

Ladies and Gentlemen:

In response to your comment letter dated April 14, 2023 issued to our regisgration Statement Form 10-12G/A Amendment No. 2 filed April 3, 2023, and Amendment No.3 filed April 6, 2023, the Company filed a Form 10-12G/A Amendment No. 4 on April 14, 2023 addressing each of the comments in your letter.

However, we need to further address a minor part about the market and potential customers. Then we filed this 5th Amendment.

Comment #1 for Principal Products, Services, and Their Markets, page 6, Amendment No. 2 to Form 10-12G filed April 3, 2023

"We note your updated disclosure in response to comment number 11. Please remove the global market figure for organic fertilizers since this is not your addressable market or revise to disclose the addressable market for your product that is covered by the $9.95 billion figure and clarify that you only provide products in certain jurisdictions that represent a fraction of that market figure. We refer to your disclosure that your potential customer base is limited to the U.S. agriculture farming market, such as California and Florida."

Response: [See updated page 6, 10-12G/A]

To avoid biasing potential investors and maintain objectivity in our presentation, we removed that market size paragraph.

This paragraph was removed:

"According to Vantage Market Research (https://www.vantagemarketresearch.com/industry-report/organic-fertilizers-market-1228), Global Organic Fertilizers Market is valued at USD 9.95 Billion in 2021 and estimated to reach a value of USD 22.13 Billion by 2028 at a CAGR of 12.1 % during the forecast period, 2022-2028. Rapidly Increasing Organic Farming Activities and Growing Awareness About its Benefits are the Major Factors Driving the Growth of Global Organic Fertilizer Market."

In this 5th amendment, we further clarified our potential market and customers. See the modified last sentence of Section "Principal Products, Services, and Their Markets" on page 6.

"... The potential customers are U.S. farmers and big farming companies such as in states California and Florida."

If you have any questions regarding the amendments, please do not hesitate to call J. Adam Guo, the Company’s President, at (661) 519-5708.

Very truly yours,

Emo Capital, Corp.

By: /s/ J. Adam Guo

Name: J. Adam Guo

Title: President/Chief Executive Officer